January 14, 2014

H. Roger Schwall, Esq.

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	North Atlantic Drilling Ltd.

Amendment No. 4 to Registration Statement on Form F-1

Filed on January 14, 2014

File No. 333-185394

Amendment No. 4 to Registration Statement on Form F-4

Filed on January 14, 2014

File No. 333-185395

Dear Mr. Schwall:

Reference is made to the draft confidential registration statement on Form F-1 (the “Original Draft Registration Statement”) of North Atlantic Drilling Ltd. (the “Company”) in connection with the registration of the Company’s common stock, par value $5.00 per share (the “Initial Public Offering”), under the Securities Act of 1933, as amended, (the “Securities Act”) that was confidentially submitted to the U.S. Securities and Exchange Commission (the “Commission”) for review on October 26, 2012, including the “wrapper” under cover of Form F-4 relating to the Company’s concurrent exchange offer (the “Exchange Offer”) that was submitted as Exhibit 99.1 to the Original Draft Registration Statement. By letter dated November 23, 2012, the staff of the Commission (the “Staff”) provided the Company with its comments to the Original Draft Registration Statement. The Original Draft Registration Statement was amended by the revised draft registration statement on Form F-1 (the “Registration Statement on Form F-1”) and, per the Staff’s request, the Company converted the Form F-4 wrapper into a standalone draft registration statement on Form F-4 (the “Registration Statement on Form F-4”), which were filed publicly via EDGAR on December 12, 2012 (File No. 333-185394 and File No. 333-185395, respectively). By letter dated December 20, 2012, the Staff provided the Company with its comments (the “First Comment Letter”) to the Registration Statement on Form F-1 and the Registration Statement on Form F-4. The first amended registration statement on Form F-1 (the “First Amended Registration Statement on Form F-1”) and the first amended registration statement on Form F-4 (the “First Amended Registration Statement on Form F-4” and together with the First Amended Registration Statement on Form F-1, the “First Amended Registration Statements”), which responded to the Staff’s comments contained in the First Comment Letter, were filed with the Commission on November 8, 2013. By letter dated December 5, 2013, the Staff provided the Company with its comments (the “Second Comment Letter”) to the First Amended Registration Statements. The second amended registration statement on Form F-1 (the “Second Amended Registration Statement on F-1”) and the second amended registration statement on Form F-4 (the “Second Amended Registration Statement on Form F-4” and together with the Second Amended Registration Statement on Form F-1, the “Second Amended Registration Statements”), which responded to the Staff’s comments contained in the Second Comment Letter, were filed with the Commission on December 13, 2013. By letter dated December 20, 2013, the Staff provided the Company with its comments (the “Third Comment Letter”) to the Second Amended Registration Statements. The third amended registration statement on Form F-1 (the “Third Amended Registration Statement on Form F-1”) and the third amended registration statement on Form F-4 (the “Third Amended Registration Statement on Form F-4” and together with the Third Amended Registration Statement on Form F-1, the “Third Amended Registration Statements”), which responded to the Staff’s comments contained in the Third Comment Letter, were publicly filed with the Commission via EDGAR on January 6, 2014. By teleconference on January 10, 2014, the Staff advised the Company that it had no further comments to the Third Amended Registration Statements.

The fourth amended registration statement on Form F-1 (the “Fourth Amended Registration Statement on Form F-1”) and the fourth amended registration statement on Form F-4 (the “Fourth Amended Registration Statement on Form F-4” and together with the Fourth Amended Registration Statement on Form F-1, the “Fourth Amended Registration Statements”), are being publicly filed with the Commission today via EDGAR. The Fourth Amended Registration Statements reflect recent changes to the Company’s management, the Company’s newly contemplated concurrent issuance of senior unsecured notes and certain clarifying changes, including updates for the passage of time. The Company advises the Staff that the senior unsecured notes will not be registered under the Securities Act, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons, except to qualified institutional buyers in reliance on the exemption from registration provided by Rule 144A under the Securities Act and to certain persons in offshore transactions in reliance on Regulation S under the Securities Act. Completion of the Company’s Initial Public Offering and its concurrent Exchange Offer are not contingent upon the issuance of the senior unsecured notes.

* * * *

If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned at (212) 574-1223, Keith Billotti at (212) 574-1274 or Filana Silberberg at (212) 574-1308.

Very truly yours,

SEWARD & KISSEL LLP

By:	/s/ Gary J. Wolfe
Gary J. Wolfe, Esq.